SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                          FORM 11-K

         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1995

                Commission file number 1-3004




                   Illinois Power Company
                   Incentive Savings Plan
                for Employees Covered Under a
               Collective Bargaining Agreement
                  (Full title of the plan)








                    Illinova Corporation
                    500 South 27th Street
                   Decatur, Illinois 62525

           (Name of issuer of the securities held
            pursuant to the plan and the address
             of its principal executive office.)

















                   ILLINOIS POWER COMPANY
                   INCENTIVE SAVINGS PLAN
                FOR EMPLOYEES COVERED UNDER A
               COLLECTIVE BARGAINING AGREEMENT


                    FINANCIAL STATEMENTS
                 AND ADDITIONAL INFORMATION




                      DECEMBER 31, 1995

                   ILLINOIS POWER COMPANY
                   INCENTIVE SAVINGS PLAN
                FOR EMPLOYEES COVERED UNDER A
               COLLECTIVE BARGAINING AGREEMENT


  Index to Financial Statements and Additional Information

Financial Statements:                               Page

     Report of Independent Accountants                 1

     Statement of Net Assets Available for
     Benefits with fund information as of
     December 31, 1995 and 1994                     2-14

     Statement of Changes in Net Assets Available
     for Benefits with fund information for the
     years ended December 31, 1995 and 1994        15-27

     Notes to Financial Statements                 28-36


Additional Information:

     Schedule  I - Schedule of Assets Held for Investment        Purposes

     Schedule II - Schedule of Reportable Transactions






           NOTE: Schedules not included with this supplementary information have been omitted because they are not applicable.


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St. Louis, MO  63101


Price Waterhouse LLP




              REPORT OF INDEPENDENT ACCOUNTANTS



June 14, 1996


To the Participants and Administrator
of the Illinois Power Company
Incentive Savings Plan for Employees
Covered Under a Collective Bargaining Agreement


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement at December 31, 1995 and 1994 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



by /s/ Price Waterhouse LLP